Filed Pursuant to Rule 433
Registration Statement No. 333-124095
Dated January 22, 2007
Index Linked Note
Linked to the Goldman Sachs China Select Index
January 22, 2007
Structure Summary
The note has a 13 month maturity, is not principal protected, and has a return linked to the Goldman Sachs China Select Index (the “Index”) calculated in U.S. dollars. The Index is a composite index which reflects the price changes of a fixed basket of 30 Chinese stocks (the “Underlying Stocks”) many of which are denominated in Hong Kong dollars. The Underlying Stocks are common stocks of companies that are listed on the Hong Kong Exchange, the New York Stock Exchange and the NASDAQ Stock Market. The Index has been created in consultation with Goldman Sachs Global Investment Research. The note provides 100% upside and downside participation in the price return of the Index over the term of the note.
You may lose up to 100% of your investment in the notes.
Final Terms

Issuer:	Eksportfinans ASA
Underlying Index:	Goldman Sachs China Select Index
Issue Price:	100.75% of face amount
Proceeds to Issuer:	100% of face amount; USD 29,505,000 in the aggregate
Face Amount:	Each note will have a face amount equal to USD 1000; USD 29,505,000 in the aggregate for all the offered notes
The aggregate principal amount of these notes may be increased and sold at different prices prior to the settlement date.
Trade Date:	January 22, 2007
Original Issue Date:	February 5, 2007
Maturity Date:	March 5, 2008, unless postponed due to a market disruption event, in which case it will be ten business days following the Determination Date as postponed
Determination Date:	February 20, 2008, unless postponed for up to five business days due to a market disruption event
Initial Index Level:	111.48
Published Index Level:	112.00
Final Index Level:	The arithmetic average of the closing levels of the Index on each of the Averaging Dates
Averaging Dates:	February 13, 2008, February 14, 2008, February 15, 2008, February 19, 2008 and February 20, 2008, subject to postponement due to market disruption event
Participation Level:	100%
Index Return:	(Final Index Level — Initial Index Level) / Initial Index Level
Redemption Amount:	On the stated maturity date, you will receive an amount in cash per note equal to: Face amount x (1 + Index Return)
This note is not principal protected. Investors can lose up to 100% of the principal invested.
Calculation Agent:	Goldman, Sachs & Co.
CUSIP:	282645175
ISIN:	US2826451757
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.